SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated October 24th, 2011 announcing Registrant's third quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 24th, 2011

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM CONTINUES TO BREAK NEW GROUND IN
Q3 2011: ACHIEVES ALL-TIME RECORDS OF $10M IN
REVENUES, $0.32 NON-GAAP EPS AND $2.2M NET
PROFIT

KFAR SAVA, Israel, October 24, 2011 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported record financial results for the third quarter and first nine months ended September 30, 2011.

Financial Results

Financial results for Q3 2011: For the third quarter of 2011, Silicom’s financial results broke all previous records in terms of revenues, operating income, net income and earnings per share (EPS).

Revenues for the quarter reached $10.0 million, a 36% increase compared with $7.4 million in the third quarter of 2010.

On a GAAP basis, reported net income for the quarter totalled $2.1 million, or $0.30 per diluted share ($0.31 per basic share), up 46% from the $1.4 million, or $0.21 per basic and diluted share, recorded in the third quarter of 2010.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the period totalled $2.2 million, or $0.32 per diluted and basic share. This is up 48% compared with $1.5 million, or $0.21 per diluted share ($0.22 per basic share) in the third quarter of 2010.

Financial results for the first nine months of 2011: Silicom’s revenues for the first nine months of 2011 increased by 39% to $28.6 million from $20.5 million in the first nine months of 2010.

On a GAAP basis, the Company’s reported net income for the period totalled $5.8 million, or $0.83 per diluted share ($0.85 per basic share), up 55% from $3.8 million, or $0.54 per diluted share ($0.55 per basic share) in the first nine months of 2010.

On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the period totalled $6.2 million, or $0.88 per diluted share ($0.90 per basic share). This is up 57% compared with $3.9 million, or $0.57 per diluted share ($0.58 per basic share) in the first nine months of 2010.

As of September 30, 2011, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $47.4 million, or $6.87 per outstanding share, up $1.6 million from the $45.8 million recorded at the end of 2010.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “Our record performance during the third quarter reflects the continued strong growth of sales for both established and new product lines. We are proud to have broken through the $10 million revenue threshold, a milestone that puts us into a different league and positions us to achieve aggressive growth targets in the future.

“In addition, we are excited by the recent decision of a top-tier networking giant to standardize on our SETAC as a front-end connectivity solution for its network appliances. First, this deal in and of itself has the potential to become a multi-million dollar per year deal contributor. Equally important, the fact that such an industry giant has standardized on our SETAC concept is a sign that it is becoming an accepted market trend and a solution-of-choice for the building of next-generation appliances. In parallel, the fact that we achieved another major Design Win for our connectivity adapter cards from a Fortune-100 server manufacturer demonstrates the ongoing revenue-generating potential of our established product lines.”

Mr. Orbach continued, “This confirms the potential of our business model based on the provision of critical solutions for the pain-points of fast-growing industries, and the development of long-term relationships with the industry giants. Our reputation for excellence, speed, insight and service has succeeded in bringing us over 75 OEM customers so far, each of which continues to contribute to our long-term growth. With strong demand for all of our product lines, exciting strategic wins with some of the industry’s most important players, fruitful discussions in process and an extensive pipeline of potential sales, we have never been better positioned or more optimistic regarding the future.”

##

Conference Call Details

Silicom’s Management will host an interactive conference today, October 24th, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 407 2553

UK: 0 800 917 5108

ISRAEL: 03 918 0610

INTERNATIONAL:  +972 3 918 0610

At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30, 2011	December 31, 2010
Assets

Current assets
Cash and cash equivalents	$5,212	$6,657
Short-term bank deposits	7,604	9,209
Marketable securities	9,099	8,162
Accounts receivables: Trade, net	8,270	6,762
Accounts receivables: Other	667	555
Inventories	11,902	8,140
Deferred tax assets	48	50
Total current assets	42,802	39,535

Marketable securities	25,454	21,773
Assets held for employees’ severance benefits	1,296	1,302
Deferred tax assets	140	219
Property, plant and equipment, net	859	650

Total assets	$70,551	$63,479

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,397	$3,753
Other accounts payable and accrued expenses	2,293	2,074
Total current liabilities	6,690	5,827

Liability for employees’ severance benefits	2,209	2,222

Total liabilities	8,899	8,049

Shareholders' equity
Ordinary shares and additional paid-in capital	35,043	34,664
Treasury shares	(38)	(38)
Retained earnings	26,647	20,804
Total Shareholders' equity	61,652	55,430
Total liabilities and shareholders' equity	$70,551	$63,479

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2011	2010	2011	2010
Sales	$10,019	$7,380	$28,553	$20,519
Cost of sales	5,649	4,155	16,061	11,631
Gross profit	4,370	3,225	12,492	8,888

Research and development expenses	1,036	805	3,094	2,335
Selling and marketing expenses	619	547	1,949	1,540
General and administrative expenses	473	322	1,447	1,054
Total operating expenses	2,128	1,674	6,490	4,929

Operating income	2,242	1,551	6,002	3,959

Financial income, net	19	128	352	494
Income before income taxes	2,261	1,679	6,354	4,453
Income taxes	157	239	511	692
Net income	$2,104	$1,440	$5,843	$3,761

Basic income per ordinary share (US$)	$0.31	$0.21	$0.85	$0.55

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,892	6,810	6,889	6,810

Diluted income per ordinary share (US$)	$0.30	$0.21	$0.83	$0.54

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,012	6,972	7,013	6,965

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Three-month period
	ended September 30,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$10,019		$10,019	$7,380
Cost of sales	5,649	6	5,643	4,147
Gross profit	4,370		4,376	3,233

Research and development expenses	1,036	24	1,012	787
Selling and marketing expenses	619	34	585	531
General and administrative expenses	473	46	427	308
Total operating expenses	2,128		2,024	1,626

Operating income	2,242		2,352	1,607

Financial income, net	19		19	128
Income before income taxes	2,261		2,371	1,735
Income taxes	157		157	239
Net income	$2,104		$2,214	$1,496

Basic income per ordinary share (US$)	$0.31		$0.32	$0.22

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,892		6,892	6,810

Diluted income per ordinary share (US$)	$0.30		$0.32	$0.21

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,012		7,012	6,972

Total Adjustments		110

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

 (US$ thousands, except for share and per share data)

	Nine-month period
	ended September 30,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$28,553		$28,553	$20,519
Cost of sales	16,061	19	16,042	11,605
Gross profit	12,492		12,511	8,914

Research and development expenses	3,094	74	3,020	2,277
Selling and marketing expenses	1,949	103	1,846	1,488
General and administrative expenses	1,447	139	1,308	1,009
Total operating expenses	6,490		6,174	4,774

Operating income	6,002		6,337	4,140

Financial income, net	352		352	494
Income before income taxes	6,354		6,689	4,634
Income taxes	511		511	692
Net income	$5,843		$6,178	$3,942

Basic income per ordinary share (US$)	$0.85		$0.90	$0.58

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,889		6,889	6,810

Diluted income per ordinary share (US$)	$0.83		$0.88	$0.57

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,013		7,013	6,965

Total Adjustments		335

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))